FOR IMMEDIATE RELEASE

Press Contacts:

Helen Kendrick
SunPower Corp.
408-249-5585
hkendrick@sunpowercorp.com

SunPower Names Power Industry Veteran Thomas R. McDaniel to its
Board of Directors

SAN JOSE, Calif., Feb. 17, 2009 – SunPower Corp. (Nasdaq: SPWRA, SPWRB), a Silicon Valley-based manufacturer of high-efficiency solar cells, solar panels and solar systems, today announced that it has appointed electric power industry veteran Thomas R. McDaniel to its board of directors.  McDaniel recently retired from Edison International after 37 years of service.

Most recently, McDaniel served as Edison International’s executive vice president, chief financial officer and treasurer. He was responsible for the company’s financial, risk management, controller, internal audit and IT functions.  Edison International is the parent company of Southern California Edison, a regulated electric utility, and Edison Mission Energy, an independent power company which develops, owns and operates renewable energy and fossil fuel generating projects across the United States.

“Tom’s extensive experience growing and operating global electric power businesses will provide invaluable guidance as we expand the utility and power plant segment of our business,” said Tom Werner, SunPower’s CEO.  “We are excited to add Tom’s financial talent and power industry expertise to the SunPower Board.”

“SunPower is at the front line of the new era of clean power generation ranging from solar rooftop installations to utility-scale solar power plants,” said Tom McDaniel, SunPower Director.  “SunPower’s global positioning, superior technology and vertically integrated model position our company to excel across markets and channels.  I look forward to working with the SunPower team to expand its presence in the utility-scale market.”

Prior to January 1, 2005, McDaniel was chairman, CEO and president, and a director of Edison Mission Energy, a power generation business specializing in the development, acquisition, construction, management, and operation of power production facilities.  During this time, the company owned generating plants in the U.S., Europe, Asia, and Puerto Rico.

McDaniel also served as CEO and a director of Edison Capital, a provider of capital and financial services supporting the growth of energy and infrastructure projects, products and services both domestically and abroad.  In addition to interests in conventional and renewable power generation and transmission projects in the U.S., Europe, Africa, and Australia, the company invested and sponsored Latin American, Asian and Eastern European infrastructure funds.

McDaniel is actively involved in several philanthropic and charitable organizations.  He serves as a director of the Senior Care Action Network (SCAN), a Medicare Advantaged HMO which provides healthcare to senior citizens. McDaniel is also a director of the $200 million SCAN Foundation whose mission is to support initiatives to improve the cost effectiveness and quality of healthcare for the elderly.  Through the McDaniel Family Foundation, he works with the Boys and Girls Club of Huntington Beach, the Adult Day Care Center and the Free Wheelchair Mission. He and his family have distributed approximately 2,500 wheelchairs to the poor and disabled in Chile, Cambodia and Vietnam.

About SunPower Corp.
SunPower Corp. (Nasdaq: SPWRA and SPWRB) designs, manufactures and delivers high-performance solar-electric systems worldwide for residential, commercial and utility-scale power plant customers.  SunPower high-efficiency solar cells and solar panels generate up to 50 percent more power than conventional solar technologies and have a uniquely attractive, all-black appearance. With headquarters in San Jose, Calif., SunPower has offices in North America, Europe, Australia, and Asia. For more information, visit www.sunpowercorp.com.

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